Exhibit 99.1

Agencia Comercial Spirits Ltd Announces Conditional Land Acquisition for AI Computing Infrastructure in Indonesia

TAICHUNG, Taiwan, Oct. 14, 2026 (GLOBE NEWSWIRE) — Agencia Comercial Spirits Ltd (the “Company”) today announced that on October 8, 2026, its Indonesian subsidiary (the “Subsidiary”) entered into a conditional land sale and purchase agreement (the “Agreement”) with an unaffiliated third-party Indonesian seller (the “Seller”) to acquire approximately seven hectares of land in West Java, Indonesia (the “Land”). The Land is held under Indonesian Right to Build (Hak Guna Bangunan, or “HGB”) title and is intended to support the Company’s planned development of high-performance computing and AI computing infrastructure and data center facilities.

The aggregate land purchase consideration and reimbursement of electricity connection fees are equivalent to approximately US$30 million to US$40 million, excluding additional interconnection works, applicable taxes and transaction fees payable by the Subsidiary. The contractual amounts are denominated in Indonesian rupiah; the U.S. dollar range is indicative and subject to exchange rate movements.

The land consideration is payable in stages following execution of the Agreement, transfer of the electricity connection into the Subsidiary’s name and closing. Electricity connection fees are reimbursable separately as the Seller pays them, and reimbursement is not conditional on completion of that transfer.

Execution of the land transfer deed is contemplated by January 31, 2027, or such other date as the parties may agree. Completion remains subject to the Agreement’s conditions, including extensions of HGB title, due diligence, transfer of electricity and water supply arrangements, completion of interconnection works and delivery of unencumbered title, including resolution of an identified land-title matter. Satisfaction, waiver or extension of these conditions is governed by the Agreement.

The acquisition forms part of the Company’s planned AI computing infrastructure development alongside its established whisky business. It does not itself establish operational computing capacity or generate customer revenue. Completion and subsequent development remain subject to financing, title, utility, regulatory and execution risks. In certain purchaser default or withdrawal circumstances, consideration due or paid may be forfeited. Refunds are subject to the Agreement’s conditions and permitted deductions or set-offs, and recovery of all transaction costs is not assured.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Nasdaq-listed company with two principal business focuses: (i) its established premium whisky operations; and (ii) the development of AI computing infrastructure and cloud-based computing services. These two lines of business represent the Company’s primary operational pillars, with the Company dedicating substantial resources to the development and scaling of its AI computing infrastructure business. The Company’s whisky operations include procurement and distribution of bottled whisky, procurement and distribution of raw cask whisky, and cask-to-bottle and distribution services, including brand-authorized bottling, packaging and sales, in Taiwan and select international markets.

Since early 2026, the Company has launched and been developing its AI Computing Infrastructure Initiative through subsidiaries in Singapore, Indonesia and other jurisdictions. This initiative represents a principal business focus, backed by substantive contractual arrangements for commercial AI computing cloud services and the development of supporting data center, power, network and technical infrastructure. The Company’s historical operating revenue has been derived from its whisky operations, and the AI computing business remains in development and deployment and is subject to significant business, financing, construction, technology, regulatory, customer demand and execution risks.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. These include statements concerning the timing and completion of the land acquisition; satisfaction or waiver of closing conditions; HGB title extensions and transfer, resolution of land-title matters, utility transfers and interconnection works; and the Company’s intended development and operation of high-performance computing and AI computing infrastructure and data center facilities. Words such as “may,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “could” and similar expressions may identify forward-looking statements, although not all such statements contain these words.

These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. These include the risk that closing conditions may not be satisfied or waived, title matters may not be resolved, HGB extensions or required approvals and registrations may not be obtained, utility transfers or interconnection works may be delayed, or counterparties may fail to perform. Funding may not be available when required or on acceptable terms, and taxes, transaction expenses, construction costs and foreign exchange movements may increase expenditure. The acquisition or subsequent development may be delayed, modified or terminated, and amounts paid or payable may be forfeited or may not be fully recoverable under the Agreement.

Subsequent development is also subject to construction, equipment availability, technology, regulatory, operational and customer demand risks. Significant expenditure may be incurred before any corresponding revenue is generated, and neither signing nor completion of the Agreement assures successful development, operational computing capacity, customer utilization, revenue, profitability or positive cash flow. These risks could adversely affect the Company’s business, liquidity and financial condition.

Further risks and uncertainties are described in the Company’s reports and other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this report, and readers should not place undue reliance on them. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor and Media Contact

Agencia Comercial Spirits Ltd
No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)
Phone: +886-4-2254-0373
Email: Victsai@agcctw.com